SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

TKK SYMPHONY ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88950103

(CUSIP Number of Class of Securities)

c/o Texas Kang Kai Capital Management (Hong Kong) Limited

2039, 2/F United Center,

95 Queensway Admiralty, Hong Kong

+852 6212 8493

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 370-1300

CALCULATION OF FILING FEE

Transaction Value: $256,500,000*	Amount of Filing Fee: $33,293.70**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 25,000,000 outstanding ordinary shares of TKK Symphony Acquisition Corporation, par value $0.0001 per share, at the tender offer price of $10.26 per share.

**	The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $129.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $33,293.70	Filing Party: TKK Symphony Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: October 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4

☐	Going-private transaction subject to Rule 13e-4

☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by TKK Symphony Acquisition Corporation, a Cayman Islands exempted company (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 17, 2019, as amended by Amendment No. 1 filed with the SEC on November 15, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 25,000,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $10.26 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 17, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Company. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporated by reference in the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), are hereby amended and supplemented as follows in response to comments from the Securities and Exchange Commission:

(a)	Adding new headings and paragraphs at the end of risk factors under the title “Risks Relating to Doing Business in China” starting on page 26 to the Offer to Purchase to read as follows:

Following the Business Combination, we will face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Circular 7 does not apply to transactions of sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to its offshore transactions or sales of its shares or those of its offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Accordingly, following the Business Combination, if a holder of our ordinary shares purchases our ordinary shares in the open market and sells them in a private transaction, or purchases our ordinary shares in a private transaction and sells them in the open market, and fails to comply with the SAT Circular 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, the PRC tax authorities might impose taxes on capital gains or request that we submit certain additional documentation for their review in connection with any potential acquisitions, which may incur additional acquisition costs, or delay our acquisition timetable.

The PRC tax authorities have discretion under Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. Following the Business Combination, if we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

New legislation or changes in the PRC labor laws or regulations may affect Glory Star Group’s business operations.

Relevant PRC labor laws or regulations could be amended or updated from time to time, and new laws or regulations may be enacted. Glory Star Group may be required to change its business practices in order to comply with the new or revised labor laws and regulations or adapt to policy changes. There can be no assurance that Glory Star Group will be able to change its business practices in a timely or efficient manner pursuant to such new requirements. Any such failure may subject Glory Star Group to administrative fines or penalties or other adverse consequences which could materially and adversely affect Glory Star’s brand name, reputation, business, financial condition and results of operations.

Governmental control of currency conversion may limit Glory Star Group’s ability to utilize its net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi (RMB) into foreign currencies and, in certain cases, on the remittance of currency out of China. Glory Star Group receives all of its revenues in Renminbi. Under Glory Star Group’s current corporate structure, Glory Star will primarily rely on dividend payments from the WFOE to fund any cash and financing requirements Glory Star may have, or for the possible payment of dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the WFOE may be used to pay dividends to Glory Star. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of the WFOE and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, if any, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents Glory Star Group from obtaining sufficient foreign currencies to satisfy its foreign currency demands, following the Business Combination, Glory Star may not be able to pay dividends to TKK in foreign currencies which would affect the value of your investment.

The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to our shareholders and investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ordinary shares, regardless of our actual operating performance following the Business Combination. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations post Business Combination, including the following:

●	variations in Glory Star Group’s revenues, earnings and cash flow;

●	announcements of new product and service offerings, investments, acquisitions, strategic partnerships, joint ventures, or capital commitments by Glory Star Group’s or its competitors;

●	changes in the performance or market valuation of Glory Star Group’s company or its competitors;

●	changes in financial estimates by securities analysts;

●	changes in the number of Glory Star Group’s users and customers;

●	fluctuations in Glory Star Group’s operating metrics;

●	failures on Glory Star Group’s part to realize monetization opportunities as expected;

●	additions or departures of Glory Star Group’s key management and personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	detrimental negative publicity about Glory Star Group, its competitors or its industry;

●	market conditions or regulatory developments affecting Glory Star Group or its industry; and

●	potential litigations or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and the price at which our ordinary shares will trade. In the past, shareholders of a public company often brought securities class action suits against the listed company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on Glory Star’s financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Glory Star’s business, the market price for our ordinary shares and trading volume could decline.

Following the Business Combination, the trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about Glory Star or its industry. If research analysts do not establish and maintain adequate research coverage or if the analysts who cover Glory Star downgrade our ordinary shares or publish inaccurate or unfavorable research about Glory Star’s industry, the market price for our ordinary shares might decline. If one or more of these analysts cease coverage of Glory Star or fail to publish reports on Glory Star regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

While the Public Company Accounting Oversight Board (PCAOB) currently has access to inspect the auditor’s work papers and practices of Glory Star Group in China, new laws or restrictions imposed by the Chinese government may limit or restrict the PCAOB inspection which would deprive you of the benefits of such inspection.

Glory Star’s independent registered public accounting firm that issues the audit reports included in this Offer to Purchase, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and the relevant professional standards. The PCAOB currently has access to inspect the working paper of Glory Star’s auditors, however, new laws or restrictions may be imposed in China that may place new restrictions on PCAOB access to the auditor’s work papers of Glory Star, or if it extends its restrictions beyond firms it is currently preventing from sharing work papers. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. Investors may lose confidence in Glory Star’s reported financial information and procedures and the quality of its financial statements if the PCAOB access to Glory Star’s auditors is limited or restricted.

(b)	The third paragraph in “Overview” starting on page 49 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

For the six month periods ended June 30, 2018 and 2019, downloads of Glory Star Group’s CHEERS App were approximately 1.97 million and 22.7 million, respectively. As of June 30, 2018, June 30, 2019, and August 30, 2019, the cumulative number of downloads of the CHEERS App exceeded 8.55 million, 35.5 million, and 55 million, respectively.

(c)	The third paragraph in “Cheers App” starting on page 51 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

As of June 30, 2019, Glory Star Group’s e-Mall has sold over 3,000 Stock Keeping Units (“SKUs”), recording over RMB6.73 million (US$0.96 million) in the volume of merchandise sold through its CHEERS App - gross merchandise value (“GMV”), which represents approximately RMB0.29 million (US$0.04 million) in revenues, achieving an impressive monthly GMV of RMB3.5 million (US$0.5 million) in June 2019, up from only RMB1.3 million (US$0.2 million) in April 2019.

(d)	The first heading and paragraph in “Industry Overview” starting on page 55 of the Offer to Purchase are hereby deleted and replaced in their entirety with the following:

Growth of e-commerce in China.

The growing e-commerce market scale, as well as the population of online shoppers in China, have built a solid industry outlook for emerging e-commerce platforms. In an October 2019 market research study that we commissioned, Market Overview of Content-Driven E-commerce Platform in China, iResearch Consulting reported that the total e-commerce market sales in China has reached RMB15,242 billion in 2018, with a compound annual growth rate (CAGR) of 17.6% from 2014 to 2018. The e-commerce sales in China grows faster than that of total retail sales of consumer goods in China, which has a CAGR of 8.8% from 2014 to 2018.

(e)	Adding new heading and paragraph after the last paragraph of “Overview” on page 124 of the Offer to Purchase to read as follows:

Key Metrics

Glory Star monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions:

CHEERS App Downloads. Glory Star defines this metric as the total number of downloads of the CHEERS App as of the end of the period. Because Glory Star has expanded into e-commerce through its CHEERS App, it believes that this is a key metric in understanding the growth in this business. The number of downloads demonstrates whether Glory Star is successful in its marketing efforts in converting viewers of its professionally-produced content on other platforms to the CHEERS App. Glory Star views the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of its CHEERS App and the increased traffic to its e-Mall platform. As of June 30, 2018 and 2019, downloads of the CHEERS App exceeded 8.55 million and 35.5 million, respectively, and as of August 30, 2019, the number of downloads of the CHEERS App exceeded 55 million. Glory Star believes that this increase in downloads demonstrate the success it has in converting viewers of its content to the CHEERS App.

Gross Merchandise Value (GMV). Glory Star defines gross merchandise value, or GMV, as the volume of merchandise sold through its CHEERS App at the end of the period. As Glory Star grows its e-Mall platform, it is important to monitor the volume of merchandise that it has sold through the e-Mall. By keeping track of the GMV, it allows Glory Star to determine the attractiveness of its CHEERS App platform to its merchants and users. As of June 30, 2019, Glory Star Group’s e-Mall has sold over 3,000 Stock Keeping Units (“SKUs”), recording over RMB6.73 million (US$0.96 million) in the volume of merchandise sold through its CHEERS App - gross merchandise value (“GMV”), which represents approximately RMB0.29 million (US$0.04 million) in revenues, achieving an impressive monthly GMV of RMB3.5 million (US$0.5 million) in June 2019, up from only RMB1.3 million (US$0.2 million) in April 2019. Glory Star believes that growth in the GMV will be driven significantly by Glory Star’s ability to attract and retain users to the CHEERS App through its professionally-produced content and to further enhance its product offerings.

(f)	The paragraph “(d) Cash and cash equivalents” on page 125 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

(d) Cash and cash equivalents. Cash consists of cash on hand and cash in banks. Glory Star Group maintains cash with various financial institutions in China. As of December 31, 2017 and 2018, and June 30, 2019 (unaudited), cash balances were $5,186 thousand, $2,437 thousand, and $1,290 thousand, respectively, and were uninsured and all located inside of the PRC. Glory Star Group has not experienced any losses in its bank accounts and believes it is not exposed to any risks on its cash in its bank accounts.

(g)	The paragraph “(1) Copyright revenue” on page 127 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

(1) Copyright revenue. Glory Star Group self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, Glory Star Group signs a contract with the customer who requires Glory Star to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by Glory Star Group, Glory Star Group satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress regarding the number of episodes delivered.

Glory Star Group also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For the TV series produced by Glory Star Group with co-producers, Glory Star Group satisfies its performance obligation over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation related to the delivery of a number of episodes has been satisfied.

(h)	The three paragraphs under “(2) Advertising” on page 127 of the Offer to Purchase are hereby deleted and replaced in their entirety with the following:

(2) Advertising revenue.

Glory Star Group generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. Glory Star Group enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

For the contracts that involve the third-party advertising agencies, Glory Star Group is principal as it is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, Glory Star Group receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, Glory Star Group commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. Glory Star Group satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 3 to 13 months. In instances where the time length between the transfer of service and the collection of consideration is more than 12 months, Glory Star Group has determined that the advertising contracts generally do not include a significant financing component, as the time value of the portion of service with long credit term is insignificant to the full contract price. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require Glory Star Group to issue VAT invoices in order to make their payments.

(i)	Adding three new paragraphs after the second paragraph of “Liquidity and Capital Resources” on page 133 of the Offer to Purchase to read as follows:

All of Glory Star Group’s cash and cash equivalent as of December 31, 2018 were held in China, of which all denominated in Renminbi. In addition, Glory Star is a holding company with no material operations of its own. Glory Star conducts its operations primarily through its subsidiaries and VIEs in China. As a result, Glory Star’s ability to pay dividends depends upon dividends paid by Glory Star’s wholly-owned subsidiaries. In addition, Glory Star’s WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Glory Star’s WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Glory Star currently plans to reinvest all earnings from its WFOE to business development and does not plan to request dividend distributions from the WFOE.

Glory Star believes that its working capital is at a positive position and is sufficient to meet its operation requirement in the next 12 months. It is primarily contributed from (1) Glory Star Group’s current position of cash and cash equivalents, (2) cash flows provided by operating activities, and (3) net proceeds from this business combination.

If Glory Star experiences an adverse operating environment or incurred anticipated capital expenditure requirement, or if Glory Star accelerate its growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to Glory Star’s existing shareholders.

(j)	Amending and supplementing the “Risks in relations to the VIE structure” on pages F-41 and F-66 by adding the following paragraph at the end:

The Company believes that there are no assets in the VIEs that can be used only to settle specific obligations of the VIEs, except for the registered capital of the VIEs and non-distributable statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans.

(k)	The paragraph “(d) Cash and cash equivalents” on page F-42 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

(d) Cash and cash equivalents. Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of December 31, 2017 and 2018, cash balances were $5,186, and $2,437, respectively, and were uninsured and all located inside of the PRC. The Company has not experienced any losses in its bank accounts and believes it is not exposed to any risks on its cash in its bank accounts.

(l)	The paragraph “Copyright revenue” on pages F-44 and F-68 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

Copyright revenue.

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by Glory Star Group with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

(m)	The paragraph “Advertising revenue” on pages F-45 and F-68 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

Advertising revenue.

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 3 to 13 months. In instances where the time length between the transfer of service and the collection of consideration is more than 12 months, the Company has determined that the advertising contracts generally do not include a significant financing component, as the time value of the portion of service with long credit term is insignificant to the full contract price. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

(n)	Amending and supplementing the “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)” on page F-70 by adding the following paragraph at the end:

(h) Cash and cash equivalents

Cash consists of cash on hand and cash in banks. The Company maintains cash with various financial institutions in China. As of June 30, 2019 (unaudited), cash balances were $1,290, and were uninsured and all located inside of the PRC. The Company has not experienced any losses in its bank accounts and believes it is not exposed to any risks on its cash in its bank accounts.

(o)	Amending and supplementing the section entitled “TKK’s Board of Directors’ Reasons for the Approval of the Business Combination” by removing “market” in the second bullet point on page 90.

(p)	Amending and supplementing the Pro Forma Adjustments to the Unaudited Combined Balance Sheet Page 143 by adding the following sentence at the end of footnote (4):

Cash not used in the redemption will remain in a bank account in the United States after the closing of the Business Combination until the management of the combined company makes a further determination.

(q)	Adding the following section after the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Glory Star” in the Offer to Purchase:

MANAGEMENT OF TKK

The executive officers and directors of TKK, before the consummation of the Business Combination, are set forth in the following table:

Name	Position
Sing Wang	Chief Executive Officer and Chairman
Ian Lee	Chief Financial Officer and Director
Ronald Issen	Chief Investment Officer
Joanne Ng	Senior Director of Business Development
James Heimowitz	Director
Stephen Markscheid	Director
Zhe Zhang	Director

The address and telephone number of each director and executive officer of TKK is: c/o Texas Kang Kai Capital Management (Hong Kong) Limited, 2039, 2/F United Center, 95 Queensway, Admiralty, Hong Kong, telephone +852 6212 8493.

Mr. Sing Wang has been our Chief Executive Officer and Chairman of our Board since inception. Throughout the past 30 years, Mr. Wang has spearheaded nearly 70 private equity and venture capital transactions globally across a wide range of sectors, including consumer, technology, telecommunications, media, financial institutions, healthcare and natural resources. He has served as the Vice General Manager (non-executive) of CMIG Capital Company Limited, a financial investment platform of China Minsheng Investment Group, since May 2017 and the Chairman of TKK Capital, a private equity/wealth management company, since August 2015. In February 2018, Mr. Wang was appointed Director and Chief Executive Officer of CM Seven Star Acquisition Corporation (NASDAQ: CMSS), a special purpose acquisition company that completed its initial public offering on October 25, 2017 and has entered into a share exchange agreement in November 2018, providing for the acquisition of Kaixin Auto Group, a premium used auto dealership group in China, from Renren Inc. (NYSE: RENN). From February 2016 to May 2017, Mr. Wang was the Chief Executive Officer and Executive Director of China Minsheng Financial Holding Corporation Limited (HKEx: 245), an overseas investment platform of China Minsheng Investment Group. From September 2015 to December 2017, Mr. Wang was a Senior Advisor to TPG China, Limited (Growth Platform), which specializes in growth equity and middle-market buyout opportunities. From 2016 to November 2017, Mr. Wang was also the Executive Chairman of Evolution Media China, a newly-established media and internet investment platform closely associated with TPG Growth and Creative Artists Agency. From May 2006 to August 2015, Mr. Wang was a Partner at TPG and served as a Co-Chairman of TPG Greater China and the Head of TPG Growth North Asia. Prior to joining TPG, from mid-2000 to early 2006, Mr. Wang was the Chief Executive Officer and Executive Director of TOM Group Limited (HKEx: 2383), a Chinese-language media and internet conglomerate in Greater China. Previously, Mr. Wang was with Goldman Sachs from July 1993 to May 2000, holding various positions, including as the Head of China High Technology in Hong Kong. He was a manager at HSBC Private Equity from November 1992 to June 1993, and a strategic consultant with McKinsey & Co. in Chicago from November 1989 to September 1992.

Mr. Wang has served on the board of directors of several companies, including Non-Executive Chairman of Grindr Inc. (from August 2018 to present), Independent Non-Executive Director of Vitamin Shoppe, Inc. (NYSE: VSI) (from Apr 2018 to present), as Independent Non-Executive Director of Sands China Limited (HKEx: 1928) (from July 2017 to October 2018), Non-Executive Director of China Renewable Energy Investment Limited (HKEx: 987) (from June 2011 to October 2015), Non-Executive Director of MIE Holdings Corporation (HKEx: 1555) (from June 2010 to November 2015), Alternate Director of Ping An Insurance (Group) Company of China, Ltd. (HKEx: 2318) (from 1994 to 2000), and Director of China Resources Land Limited (HKEx: 1109) (from 1996 to 1999).

In addition, from June 2011 to May 2013, Mr. Wang was a member of the Listing Committee of the Stock Exchange of Hong Kong. From May 2011 to November 2015, Mr. Wang served as the Chairman of the Industry Policy Committee (IPC) of China Venture Capital and Private Equity Association (CVCA).

Mr. Wang graduated from Yunnan University, China, with a Bachelor of Science degree in Chemistry, and from the University of Oxford, UK, with multiple degrees including a Master of Science degree in Forestry and its Relation to Land Use, a Bachelor of Arts degree in Philosophy, Politics and Economics and a Master of Arts. We believe Mr. Wang is well-qualified to serve as a member of the Board because of his significant directorship experience, remarkable leadership experience and in-depth knowledge in cross-border transactions.

Mr. Ian Lee has been our Chief Financial Officer since inception and our Director of our Board since August 15, 2018. Since January 2018, Mr. Lee has been serving as the Chief Financial Officer of TKK Capital. Mr. Lee was Chief Financial Officer and Operating Partner of Evolution Media China from May 2016 to January 2018. During his tenure at Evolution Media China, Mr. Lee worked closely with and reported directly to Mr. Wang, who served as Executive Chairman of Evolution Media China. From August 2014 to April 2016, Mr. Lee was Chief Financial Officer of TPG’s two RMB funds, Shanghai and Chongqing. From February 2013 to December 2013, he served as Chief Operating Officer of DMG (SZSE: 2143), a Chinese entertainment and communication company. From February 2012 to February 2013, Mr. Lee was a Consultant for 3R Group, an advertising and marketing company in China. From April 2005 to January 2012, Mr. Lee was with Omnicom Media Group, part of Omnicom Group (NYSE: OMC), a global advertising, marketing and corporate communications company, serving as Finance Director, Chief Financial Officer and President & Chief Operating Officer of China. From 1998 to 2004, Mr. Lee was with News Corp/21st Century Fox, where he spent seven years in the Sydney, Beijing, Shanghai and Hong Kong offices in various positions, including Vice President of STAR China, News Corp’s China Operation, and Finance Director of ChinaByte, a joint venture between People’s Daily and News Corp. Mr. Lee holds a Master of Management from University of Technology, Sydney, Australia and a Bachelor degree in Genetics from Sichuan University, China. We believe Mr. Lee is well-qualified to serve as a member of the Board because of his significant leadership experience and extensive knowledge and experience in the U.S. and China capital markets.

Mr. Ronald Issen has been our Chief Investment Officer since inception. Mr. Issen is Founder and Managing Director of Issen & Company Limited since 2000, with over 20 years of financial experience in Asia, including Hong Kong, Singapore, Taiwan and Macau. From 2007 to 2013, Mr. Issen was a Senior Advisor with Apollo Global Management, LLC, and, from 2005 to 2007, was Senior Executive Vice President and a member of the Executive Management Committee of eSun Holdings Limited (HKEx: 571, part of Hong Kong’s Lai Sun Group), a Chinese-language media/entertainment and hospitality group. Prior to that, from 1989 to 1999, Mr. Issen was a senior banking executive with Banque Indosuez and its successor institutions (later acquired by Credit Agricole), having begun his career with Smith Barney, Harris Upham (later part of Salomon Brothers/Citigroup) and the Boston Consulting Group.

Mr. Issen currently serves, among others, as a Board Director for Capella Hotel Group Pte Ltd, as Board Director for Cardiff City FC of the English Premier League and as Board Director of KV Kortrijk of the Belgian First Division A professional football league. He has served in the past on the boards of various subsidiary companies associated with Lippo Group, an Indonesian/Singaporean conglomerate, including Auric Pacific Group Limited (SGX: A23) (from 2015 to 2017), Food Junction Holdings Limited (SGX: 529) (from 2011 to 2013), and privately-held MIDAN City Development Co. Ltd. (from 2010 to 2011) in Korea. Separately, Mr. Issen was Deputy Chairman and Board Director of City e-Solutions Limited (HKEx: 557) from 2013 to 2016, and Director of CDL Hospitality Trusts (SGX: J85) from 2014 to 2016, an Asian hospitality REIT. Mr. Issen holds an MBA from the Stanford University Graduate School of Business where he was an EJ Gallo Foundation Fellow and a Bachelor of Arts from Williams College, cum laude with honors.

Ms. Joanne Ng has been our Senior Director of Business Development since inception. Since January 2013, Ms. Ng has served as a Director of Investments at Omer Capital, her own single family office based in Hong Kong, where she manages an auxiliary early-stage fund specializing in technology and financial technology, with investments across China, Taiwan, the United Kingdom, and North America. She has also served as advisor to numerous privately-held Chinese technology ventures. From March 2010 to November 2012, Ms. Ng was with the Investment Banking Department of Bank of America Merrill Lynch. She has a wealth of transaction experience in the financial institutions sector, including, most notably, DBS Bank’s $4.9 billion acquisition of Bank Danamon, the largest ever Indonesia FIG M&A at the time; Tokyo Stock Exchange’s $1.1 billion merger with Osaka Securities Exchange; and Bank Mandiri’s $1.3 billion rights offering, awarded by The Asset as “Asia Pacific’s Best Secondary Offering” in 2011. Ms. Ng holds a Bachelor degree in International Business and Global Management from the University of Hong Kong.

Mr. James Heimowitz has been serving as an independent director since August 15, 2018. Mr. Heimowitz brings 35 years of experience in US-China relationships. Since September 2014, Mr. Heimowitz has been the President of the China Institute, the oldest bi-cultural organization in the US focused exclusively on China. From March 2013 to September 2014, Mr. Heimowitz was Managing Director of New Frontiers Asia, a Hong Kong-based consultancy. From February 2004 to March 2013, Mr. Heimowitz was with Hill + Knowlton Strategies where he was Chief Executive Officer for Hill + Knowlton, Asia, and Chairman for Hill + Knowlton, China. From 2001 to 2004, he founded and served as President of JBH Consulting Group, a New York-based consultancy specializing in advice on market access and strategic positioning for Asia. Prior to that, Mr. Heimowitz served as Managing Director for Corporate Strategy at Bankers Trust/Deutsche Bank from 1997 to 2000 and Manager of the Boston Consulting Group’s Worldwide Asia Team from 1994 to 1996. From 1990 to 1994, Mr. Heimowitz was with the Chase Manhattan Bank and led its successful re-entry to China.

Mr. Heimowitz holds an MBA from The Wharton School as well as a Master of Arts in International Relations and a Bachelor of Arts in Oriental Studies from the University of Pennsylvania. He is a member of the Council on Foreign Relations and serves on its Independent Economic Task Force on China, which is charged with delivering policy advice to the White House. He is also a member of the National Committee on US-China Relations and sits on numerous boards of companies in the media, technology and China sectors. We believe Mr. Heimowitz is well-qualified to serve as a member of the Board because of his strategic, operations, financial and leadership experience in the Asian and Chinese markets.

Mr. Stephen Markscheid has been serving as an independent director since August 15, 2018. Mr. Markscheid has been a venture partner at DealGlobe, a Shanghai based boutique investment bank, since February 2017. He currently serves as an independent director of ZZ Capital International (HKEx: 08295), Ener-Core (OTCQB: ENCR), Fanhua Inc., (formerly CNinsure Inc.) (NASDAQ: FANH), and Jinko Solar Inc. (NYSE: JKS), and Hexindai (NASDAQ: HX). Since November 2007, Mr. Markscheid has served as CEO of Synergenz Inc, the US subsidiary of a molecular diagnostic company. Prior to that, from June 2006 to September 2007, he was CEO of Huamei Capital, a boutique investment bank in Chicago. From January 1998 to March 2006, he served as a director and later as Senior Vice President at different group companies of General Electric, where he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to General Electric, from February 1994 to November 1997, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. Prior to that, Mr. Markscheid was a commercial banker for 10 years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago and has years of professional experience in the financial services industries. Mr. Markscheid holds a Master’s Degree in International Affairs from Johns Hopkins University, and an MBA from Columbia University, where he was class valedictorian and a Bachelor of Arts degree from Princeton University. We believe Mr. Markscheid is well-qualified to serve as a member of the Board because of his significant directorship experience and extensive knowledge and understanding of the global and Asian financial markets.

Dr. Zhe Zhang has been serving as an independent director since August 15, 2018. Since May 2013, Dr. Zhang has been a Founding Partner of SIFT Capital, an asset manager licensed by the Securities and Futures Commission (SFC) of Hong Kong and China Securities Regulatory Commission (CSRC). Since March 2018, Dr. Zhang has also been a Partner and Head of M&A at London & Oxford Capital Markets Limited, an entity regulated by the Financial Conduct Authority (FCA) of the United Kingdom. Prior to that, from January 2000 to April 2013, he was an Executive Director at Goldman Sachs Beijing, where he was a member of the Supervisory Board of Goldman’s Beijing Office and led multiple overseas acquisitions by Chinese state-owned enterprises and listed companies. He is experienced with fund formation, equity investment and portfolio management. Before entering the private sector, Dr. Zhang spent 14 years with MOFCOM including as a diplomat stationed in Europe. He is licensed as a Responsible Officer for Asset Management under the SFC of Hong Kong, as well as the licensed to practice as a professional respectively for securities, futures and fund management in China. He currently sits on the board of China Oxford Scholarship Fund and is involved in the process for scholarship awardee selection every year. Dr. Zhang holds a Ph.D. from China University of International Business and Economics (LL.D.), Master degrees from both Peking University (LL.M.) and Oxford University (Magister Juris), and a Bachelor degree from Shanghai Institute of Foreign Trade (B.A.). We believe Dr. Zhang is well-qualified to serve as a member of the Board because of his extensive asset management experience, as well as his background in securities and finance.

(r)	Adding the following sentence in the last paragraph of the cover page of the Offer to Purchase:

You would participate in the Business Combination to the extent you retain any ordinary shares or become shareholders pursuant to the conversion of rights, the exercise of warrants, or otherwise.

(s)	Adding the following sentence in the Q&A titled “What will happen if I do not tender my ordinary shares?” on page 12 of the Offer to Purchase:

However, any public shareholders would participate in the Business Combination to the extent they retain shares or become shareholders pursuant to the conversion of rights, the exercise of warrants, or otherwise.

(t)	Adding the following sentence in the section entitled “Important” and the section entitled “Where you can find more information” on page 155 of the Offer to Purchase:

However, were any material changes to occur that would require amendment to the Offer to Purchase, TKK would amend the Offer to Purchase and any related documents to disclose such information.

(u)	Adding the following sentence in the section entitled “Determination of Validity; Rejection of Ordinary Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 111 and the section entitled “Withdrawal Rights” on page 111 of the Offer to Purchase:

Shareholders may challenge any determination that we make with respect to such matters.

(v)	Revising the fourth paragraph in the section entitled “Conditions of the Offer” on page 113 of the Offer to Purchase in its entirety to read as follows:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion, subject to applicable law. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive the conditions described above, we may be required to extend the Expiration Date. Only a court of competent jurisdiction can make a determination concerning the events described above that will be final and binding on all parties. Shareholders may challenge any determination that we make with respect to such matters.

(w)	Removing the following paragraph in the section entitled “Extension of the Offer; Termination; Amendment” on page 115 of the Offer to Purchase:

In accordance with the rules of the SEC, we may, and we expressly reserve our right to, notwithstanding any other statement contained herein, accept for payment an additional amount of ordinary shares not to exceed 2% of our issued and outstanding ordinary shares without amending the Offer or extending the Expiration Date.

(x)	Replacing the references to “pecuniary interest” with “interest” in footnote 2 to the Pre-Business Combination Beneficial Ownership Table on page 138 and footnote 5 to the Post-Business Combination Beneficial Ownership Table on page 139 of the Offer to Purchase.

Item 2.	Subject Company Information.

The disclosure in Item 3 of the Schedule TO is hereby amended by adding the following new sentence at the end of disclosures under Item 2(a):

The Company’s telephone number is +852 6212 8493.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

a(5)(C)	Articles of Association of Glory Star New Media Group Limited
a(5)(D)	Memorandum of Association of Glory Star New Media Group Limited.
a(5)(E)	Master Exclusive Service Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd. and Horgos Glory Star Media Co., Ltd.
a(5)(F)

Business Cooperation Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(G)

Exclusive Option Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(H)

Share Pledge Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(I)

Proxy Agreement and Power of Attorney dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(J)	Master Exclusive Service Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd. and Xing Cui Can International Media (Beijing) Co., Ltd.
a(5)(K)

Business Cooperation Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.

a(5)(L)	Exclusive Option Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.
a(5)(M)

Share Pledge Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.

a(5)(N)

Proxy Agreement and Power of Attorney dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.

a(5)(O)	Confirmation and Guarantee Letter from Zhang Yinghao, Lin Hui, Zhang Bing, Zhang Ran, Zhang Ronghui, Liang Xianhong, Xiao Jiancong, He Yixing, Li Hanying, Jin Hui and Lu Jia.
a(5)(P)	Spousal Consent from Li Yao, Wu Meiyu, Fu Ye, Liu Hong, Zhao Yanping, Ma Haiying, Zhou Zhangcan, Liu Huijun, and Guo Pingning

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TKK SYMPHONY ACQUISITION CORPORATION

By:	/s/ Sing Wang
Name:	Sing Wang
Title:	Chief Executive Officer

Dated: November 22, 2019

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated October 17, 2019.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*	Press release, dated October 17, 2019.
(a)(5)(B)*	Press release, dated November 15, 2019.
a(5)(C)**	Articles of Association of Glory Star New Media Group Limited
a(5)(D)**	Memorandum of Association of Glory Star New Media Group Limited.
a(5)(E)**	Master Exclusive Service Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd. and Horgos Glory Star Media Co., Ltd.
a(5)(F)**

Business Cooperation Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(G)**

Exclusive Option Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(H)**

Share Pledge Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(I)**

Proxy Agreement and Power of Attorney dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Horgos Glory Star Media Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao, Xiao Jiancong, Liang Xianhong and Everest Venture Capital Investment Co., Ltd.

a(5)(J)**	Master Exclusive Service Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd. and Xing Cui Can International Media (Beijing) Co., Ltd.
a(5)(K)**

Business Cooperation Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.

a(5)(L)**

Exclusive Option Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.

a(5)(M)**

Share Pledge Agreement dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.

a(5)(N)**

Proxy Agreement and Power of Attorney dated September 16, 2019 by and between Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Zhang Bing, Lu Jia, Zhang Ran, He Yixing, Zhang Ronghui, Lin Hui, Jin Hui, Li Hanying, Zhang Yinghao and Xiao Jiancong.

a(5)(O)**	Confirmation and Guarantee Letter from Zhang Yinghao, Lin Hui, Zhang Bing, Zhang Ran, Zhang Ronghui, Liang Xianhong, Xiao Jiancong, He Yixing, Li Hanying, Jin Hui and Lu Jia.
a(5)(P)**	Spousal Consent from Li Yao, Wu Meiyu, Fu Ye, Liu Hong, Zhao Yanping, Ma Haiying, Zhou Zhangcan, Liu Huijun, and Guo Pingning
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation and the representatives of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(2)	Amended and Restated Memorandum and Article of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(3)	Warrant Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(4)	Rights Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(5)	Investment Management Trust Agreement, dated August 15, 2018, by and between the TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(6)	Registration Rights Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, and the holders party thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(7)	Share Escrow Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, the holders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(8)	Warrant Subscription Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Giant Fortune International Limited (incorporated by reference to Exhibit 10.4 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(9)	Letter Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and TKK Symphony Sponsor I (incorporated by reference to Exhibit 10.5 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(10)	Letter Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(11)	Letter Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).
(d)(12)	Share Exchange Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, Glory Star New Media Group Limited, Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Horgos Glory Star Media Co., Ltd., each of Glory Star New Media Group Limited’s shareholders, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and Zhang Bing, in the capacity as the Seller Representative (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).
(d)(13)	Registration Rights Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited named as Investors therein (incorporated by reference to Exhibit 10.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).
(d)(14)	Form of Lock-Up Agreement, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited (incorporated by reference to Exhibit 10.3 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).
(d)(15)	Unsecured Promissory Note, dated as of September 6, 2019, issued by TKK Symphony Acquisition Corporation to TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

**	Filed herewith.